PHILLIP W. OFFILL

Chairman of the Securities Section

Partner

Direct Dial:  214.939.4469

Direct Fax:   214.527.3173

poffill@godwinpappas.com

June 19, 2006

Perry Hindin

Special Counsel

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:                               Utilicraft Aerospace Industries, Inc.

Amendment No. 2 to Registration Statement on Form SB-2

Filed March 17, 2006

SEC File No. 333-128758

Dear Mr. Hindin:

                In response to your comment letter dated April 5, 2006 Utilicraft Aerospace Industries, Inc. (“UAI”) has amended its Amendment No. 2 to its Registration Statement on Form SB-2 filed March 17, 2006 (the “Form SB-2/A2”).  Enclosed please find a copy of Amendment No. 3 to UAI’s Registration Statement on Form SB-2 (“Form SB-2/A3”). The following responses are submitted on behalf of UAI.  The responses have been keyed to the corresponding enumerated comments in your letter.

Registration Statement on Form SB-2

General

1.             The Reorganization Agreement did not effect an exchange of securities.  Rather, pursuant to the Reorganization Agreement, UAI issued warrants for the purchase of shares of its common stock on substantially the same terms as those issued and exercisable for the purchase of shares of AMUC common stock to complete the planned reorganization.  The Reorganization Agreement did not require exchange of the AMUC warrants and the issuees did not purchase the warrants or exchange any other consideration for their issuance. The disclosure regarding the AMUC warrants in the RECENT SALES OF UNREGISTERED SECURITIES section of the Form SB-2/A3 now states the fact that no consideration was exchanged for the warrants issued in the Reorganization. Furthermore, the section has also been revised to note that UAI relied upon certain representations of the 1080 Investment Group, James McGowen, Nathan Graves, Marian Nicastro and John Scott set forth in the respective documents setting forth the terms of the issuance of securities to such investors to ensure that the transactions would qualify under the private offering exemption outlined in Section 4(2) of the Securities Act. The documents setting forth the terms of the issuance of securities to the foregoing investors have been filed as exhibits to the UAI Form SB-2/A3. See UAI Form SB-2/A3 Exhibits 4.1, 4.2, 4.3, 4.4, and 4.5.

2.                 UAI is currently unaware of any contractual or statutory right of any AMUC shareholder requiring ratification of the reorganization by the AMUC shareholders.

3.                 As we  previously stated, UAI does not believe that the UAI/AMUC reorganization qualifies as a spin-off transaction under Staff Legal Bulletin No. 4.  As set out in the Staff’s Bulletin, a “spin-off” involves a parent company’s distribution of shares of a subsidiary to the parent company’s shareholders.  That did not happen here as UAI and AMUC never had a parent/subsidiary relationship.  More importantly, the transaction contemplated that UAI would file a registration statement covering its shares, as it has, and was not effected to create a publicly trading company without the benefit of such registration.  Simply put, the abuses that the Staff’s Bulletin addresses are not at issue here.  UAI was incorporated by AMUC in order to obtain a promised $34.5 million investment offered by The Navajo Nation (the “Nation”) during December 2004.  As previously reported, the Nation was unwilling to devote the time and expense necessary for a complete due diligence investigation covering AMUC’s 15 year history, and also expressed concerns with respect to anti-dilution provisions in Warrants and shareholder agreements.  Pursuant to Mr. Dupont’s employment agreement with AMUC, as disclosed in AMUC’s Form SB-2 and its subsequent filings, he was the owner of the intellectual property necessary to complete development and commence certification and manufacture of the FF-1080-300 aircraft.  Due to AMUC’s failure to obtain sufficient funding, his employment contract permitted him to cancel his license with AMUC and explore other opportunities for use of the intellectual property; he agreed to do so with UAI in order to secure the Nation investment.  No assets of AMUC were transferred to UAI in the reorganization.  The sole consideration for UAI’s issuance of shares to AMUC in connection with the reorganization was a release of any claims of the latter against the former and an indemnification that, due to AMUC’s current status as a “shell” company, is of little or no value.  UAI shares were transferred to AMUC, with the intention that such shares be dividended to AMUC shareholders on a one-for-one basis, but the overarching reason for this transfer and dividend was fairness, not because either UAI or AMUC expected anything of benefit from these shareholders, and shareholders kept not only their AMUC positions, but also received an equal number of UAI shares.  AMUC shareholders received restricted UAI shares that will remain so until this registration statement is effective or an exemption is otherwise available to them.

Risk Factors, Page 4

4.             The RISK FACTORS section has been amended to more clearly define the risks in the underlined headings.  Each of the headings identified by the staff as deficient have been supplemented.

The loss of John J. Dupont (“Dupont”)…, page 5

5.             The above referenced risk factor disclosure has been amended to clarify the fact that if revocation rights are triggered, all patent rights relating to all of our current key products will transfer back to Mr. Dupont.

In addition, a new risk factor has been added to the Form SB-2/A3 disclosing the fact that Mr. Dupont, in his capacity as President and CEO, could discontinue start-up efforts of the Company effecting the revocation of the patent assignments for key products thereby effectively terminating the business operations of the Company.

Majority ownership or control by John J. Dupont, page 6

6.             Disclosures regarding potential sales under the Benin LOI and Furia LOI have been deleted from the above referenced risk factor. Moreover, the risk factor as amended now references the section of the Prospectus in which the Benin and Furia LOI’s are discussed in greater detail and notifies investors that they are incorporated by reference as exhibits to the registration statement.

The FF-1080-300 aircraft may not achieve market acceptance, page 6

7.             No known “government imposed restrictions on flights or flight plans” materially affect the operations of the Company at this time.

We have contracted with one major supplier, page 7

8.             Per your instruction, the disclosure you previously requested to be added to the above referenced risk factor has been moved to “Suppliers and Materials” section of the Form SB-2/A3.

We currently have one independent director, page 7

9.             The above referenced risk factor has been amended in the Form SB-2/A3 to suggest that the fact that there is only one independent director may limit the board of directors’ ability to assure investors that that decisions are made on a disinterested basis.

By virtue of its ability to obtain ownership…, page 8

10.           The above referenced risk factor has been amended to more accurately disclose the contractual provisions summarized therein relating to surrender of outstanding options and continuance of employee benefits.

The sale of material amounts of our common stock by selling shareholders…, page 9

11.           The above referenced risk factor has been supplemented to more adequately describe the risk.

Use of Proceeds, page 10

12.           The detailed discussion regarding the use of proceeds to be derived from potential exercise of outstanding warrants has been removed from the USE OF PROCEEDS section.

Selling Stockholders, page 11

13.           No shares held by any person who served as an officer or director of UAI or AMUC or a beneficial owner of 10% or more of the common stock of UAI are included in the shares to be registered under the Form SB-2/A3. Accordingly, no further disclosure regarding material relationships of selling shareholders to UAI or AMUC is necessary.

14.           UAI has attempted to identify beneficial owners of securities held by entities in the Selling Stockholder table and amended the table to disclose the identities of all beneficial owners it has identified. To the extent that UAI is unable to provide information regarding beneficial ownership of shares previously listed in the SB-2/A2 Selling Shareholder table, UAI has amended the table in the Form SB-2/A3 to remove such shareholders and shares from the registration statement.

15.           UAI is not aware of any beneficial owner of shares listed in the Selling Shareholder table of Form SB-2/A3 that is a registered broker-dealer or broker-dealer affiliate.

Directors, Executive Officers, Promoters and Control Persons, page 22

16.           The fact that certain officers and directors also serve as officers and/or directors of AMUC is noted in the Directors, Executive Officers, Promoters and Control Persons section, the Development of Utilicraft Aerospace Industries, Inc. section and Certain Relationships and Related Party Transactions section of the Form SB-2/A3.

17.           As noted in the Form SB-2/A2 and Form SB-2/A3, AMUC is currently essentially a “shell” company, with no business and limited assets. As such, any responsibilities to AMUC did not prevent Mr. Dupont from devoting his full time and efforts to his duties as president and CEO of UAI.

18.           Please refer to the last sentence of paragraph 2 of Ms. Shoemaker’s Employment Agreement filed as exhibit 10.4 to the UAI Form SB-2 filed October 3, 2005.  The last sentence of paragraph 2 specifically states  “Shoemaker agrees to devote her full time efforts to her duties as Vice President, Principal Accounting Officer for the profit, benefit and advantage of the business of the Corporation.”

Security Ownership of Certain Beneficial Owners and Management, page 24

19.           Fergus Anstock serves as the Trustee/Protector of PacifiCorp Funding Partners Trust and is consequently the natural person who would be considered the beneficial owner of the shares held in the name of PacifiCorp Funding Partners Trust. Footnote 8 to the table set forth in the above referenced section has been changes to specify the foregoing in the Form SB-2/A3.

20.           UAI has attempted to identify all beneficial owners of shares held by Cede & Co. From the information available to UAI, it determined that none of the beneficial owners of shares held by Cede & Co. identified by UAI own more than 5% of the issued and outstanding shares of UAI common stock.

Description of Securities, page 26

21.           UAI engaged in a limited number of private placement sales, but believes that the bulk of the difference in the number of shareholders is due to trading of AMUC shares subsequent to March 15, 2005 on the over-the-counter market but prior to the share dividend date.

Description of Business, page 28

Development of Utilicraft Aerospace Industries, Inc., page 28

22.           Since UAI is an entirely separate corporate entity, its exposure for AMUC liabilities should be limited to those expressly assumed, absent the establishment that it is an “alter ego” for AMUC, which we do not consider likely.  The Company believes it is unlikely that it will be held liable as an alter ego of AMUC because it acquired none of AMUC’s assets, nor did it assume any of AMUC’s debts (although it did pay some of those debts owed to vendors that UAI expected it would continue to trade with). Furthermore, the Company paid debts owed by AMUC to trade and other creditors, who would be the likely claimants. Notwithstanding the Company’s belief that the chances of a successful alter ego claim are remote, a risk factor describing the possibility of alter ego liability and consequences thereof has been added to the UAI Form SB-2/A3.

23.           AMUC applied approximately $44,873 of the proceeds from UAI toward settlement of certain obligations to persons who serve as officers/directors of UAI, who also served AMUC as officers/directors. The nature of the AMUC obligations included payroll (approximately $34,207), accounts payable (approximately $774.57), repayment of personal loans to AMUC (approximately $7,000), expense reimbursement (approximately $1,892), and payment for research and development services (approximately $1,000).

Competition, page 32

24.           The risks discussed in response to your prior comment 45 have been appropriately addressed in the original UAI Form SB-2 filed on October 3, 2005 and each subsequent amendment. Please refer to the risk factor in the “Risks Relating to Our Business” section with the heading “Most of the other established aerospace companies have greater capital resources, more significant research and development programs and facilities, and greater experience in the production, marketing and distribution of aerospace products than we do.”

25.           The disclosure regarding management’s belief that UAI will be able to obtain and retain a first-mover advantage within the freight feeder market has been omitted from the Form SB-2/A3.

Dependence on a Few Major Customers, page 34

26.           As requested, the disclosure regarding the Benin LOI in the above referenced section of the Form SB-2/A3 states  (a) that Aircraft Purchase, Distributorship and Aircraft Production Rights Agreements have not yet been finalized or executed; and (b) that the Benin LOI prohibits UAI from drawing on the Letter of Credit until after UAI certifies to Benin that it has commenced construction of the aircraft covered by the Aircraft Purchase Agreement. Furthermore, the disclosure regarding the Furia LOI in the above referenced section of the Form SB-2/A3 states that  (a) UAI has not yet entered into substantive negotiations or any definitive lease or aircraft purchase agreements under the Furia LOI; and (b) neither the good faith deposit or the additional escrow deposit set forth in the Furia LOI have been paid yet by Furia.

Research and Development, page 35

27.           UAI has paid D3 Technologies, Inc. approximately $32,988 of the total  $137,750 to be paid for all services to be rendered by D3. The remaining $104,762 is to be paid out over the remainder of the test cycle. The disclosure regarding the arrangement with D3 has been amended to reflect the foregoing in the above referenced section of the Form SB-2/A3. As discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, UAI cannot satisfy current cash requirements without raising additional funds through the PacifiCorp Agreement or obtaining debt or equity financing through other qualified lenders or investors. UAI anticipates paying D3 Technologies, Inc. with proceeds received from any of the foregoing sources.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, page 37

28.           The disclosure in the above referenced section has been supplemented in the Form SB-2/A3 to state that “[n]otwithstanding the anticipated estimates set forth in this section, it should be noted that the timeline for the development stages has been and may be further delayed due to lack of funding for specific stages of the development schedule.”

29.           The Use of Proceeds section of the UAI Form SB-2/A2 sets forth details relating to approximately $42 Million of anticipated costs relating to the development of the Pre-Production Prototype FF-1080-300 aircraft and a conformity aircraft. The $42 Million in costs are included in the estimated $71 Million needed to complete the prototype aircraft, one of the conformity aircraft, and the FAA certification process. The estimated cost disclosures are consistent in the Form SB-2/A3.

Liquidity and Future Capital Requirements, page 33

30.           Per your suggestion, the statement regarding PacifiCorp's current negotiations with significant funding partners has been removed from the Form SB-2/3.

Report of Independent Registered Public Accounting Firm, page F-1

31.           The audit report in the UAI Form SB-2/A3 includes the conformed signature of the independent auditor.

Statement of Stockholders’ Equity, page F-4

32.           There is no need to include a separate line for the shares issued to PacifiCorp because it would be contrary to the provisions of SFAS 123 (R).  The PacifiCorp shares are not deemed outstanding at December 31, 2005.  In reference to paragraph 10 and footnote 5 of SFAS 128, it is UAI’s opinion that “all necessary conditions have (not) been satisfied” to consider these shares as outstanding.

Note 1. Summary of Significant Accounting Policies, page F-7

Recent Accounting Pronouncement, page F-8

33.           The disclosures required by paragraphs 84 and 85 of SFAS 123 (R) do not apply since there were never any awards issued under 123. UAI has added disclosures to the second paragraph in Note 1 under “Recent accounting pronouncements” to state that UAI elected to apply SFAS 123 (R) in the quarter ended September 30, 2005.

Earnings per Share, page F-9

34.           The 897,416 warrants were granted in 2006, but applied to the settlement of obligations existing at December 31, 2005; therefore, to be conservative, these warrants were included in the disclosure of contingently issuable shares.  The effect is approximately 1%.

Engineering, Research, and Development, page F-9

35.           The “prototype aircraft” will be used in many future periods for FAA testing and sales promotion purposes. The SFAS 2 paragraphs were considered in determining the proper accounting treatment for these costs.  In addition, so was FIN 4.  The estimated approximate cost of this aircraft is $13,000,000, substantially all of which is for the body and components of the aircraft.  There will be little “research and development” included in this cost.  The accounting policy has been expanded to discuss the alternative future use(s).

Patents, page F-9

36.           Paragraphs 9 and 10 of SFAS 142 only apply to the extent of the third sentence in paragraph 9 which states “The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.” This was done; all “cost” was assigned to the patents.  Footnote 6 does not apply since this was not a business combination.  Footnote 8 does apply, but the “contribution to cash flow” period has been limited to the remaining statutory life of the patents, which we believe is the most conservative treatment.

Relative to paragraphs 6, 7 and 39 of SFAS 141, UAI believes the assignment of the cash given and liabilities exchanged have been recorded at fair value.  Under paragraph 39, this is correct guidance since it states in the first sentence that the “intangible asset shall be recognized … apart from goodwill if it arises from contractual (Mr. Dupont’s employment agreement) or other legal rights (regardless of whether those rights are transferable or separate from the acquired entity OR (emphasis added) from other rights and obligations.)”  Further, the patents can be sold, transferred, licensed, rented or exchanged.

37.           The 5 year life referred to in the section of note 1 relating to “Patents” is the “weighted average,”  not the specific life of any of the 3 patents. Accordingly, UAI does not  believe any change to the note is appropriate.

38.           The section of note 1 relating to “Patents” has been revised to include a description of the circumstances that allow Mr. Dupont to revoke patent rights assigned to UAI.

Impairment of Long Lived Assets, page F-9

39.           UAI’s response to prior comment 83 should have explained that UAI did consider the impairment of the carrying amount of the patents as required by SFAS 144, paragraph 8.  In accordance with paragraph 15 of SFAS 142 and 7 of SFAS 144, UAI’s evaluation was that undiscounted cash flows expected to result from the use of the patents greatly exceeded the carrying amount at December 31, 2005; therefore, no impairment was deemed to have incurred.

Note 2.   Transactions with American Utilicraft Corporation, page F-10

40.           UAI did not determine that the issuance of the 111,444,679 shares of common stock to the shareholders of AMUC was a dividend in-kind pursuant to paragraph 29 of EITF 01-02.  In preparing this response however, UAI has reviewed the applicability of the paragraph to the AMUC transaction and it is our conclusion that paragraph 29 applies to spin-offs or other distributions of loans receivable to shareholders.  Neither of these occurred.  Further, in specific reference to the third sentence, the distribution would not qualify as a dividend in-kind under paragraph 23 of Opinion 29 since the fair value of the non-monetary asset distributed was not objectively measurable or clearly realizable to UAI in an outright sale at the time of the distribution.

Note 3. Capital Structure Disclosures, page F-10

41.           Since the warrants were issued in lieu of paying accrued interest they will be valued at the value of the liability exchanged.  This will be disclosed in the referenced footnote and accounted for when exercised.

Note 5.  Commitments and Contingencies, page F-12

Royalties to Officer/Founder, page F-15

42.           Obligations of UAI to pay royalties to Mr. Dupont are set forth in the Royalty Agreement. Royalties of 3% of the gross proceeds on sales of the products covered by the patent rights assigned by Dupont are to be paid on the first 2000 aircraft sold by UAI. Though the term of the assignments expire upon expiration of the patents assigned, the Royalty Agreement remains in effect with respect to the first 2000 aircraft sold by UAI, notwithstanding the expiration of the patents. Mr. Dupont’s employment agreement contains an additional royalty clause (the “Contingent Royalty”) that only takes effect in the event that the employment agreement is not renewed or terminated. The Contingent Royalty is equal to 3% of gross sales on the patented products, which according to the terms of the Employment Agreement, are payable indefinitely once triggered. The Contingent Royalty clause, if triggered would effectively grant Mr. Dupont a royalty equal to 6% on any of the first 2000 aircraft sold by UAI, and a 3% royalty on any products sold thereafter.  All sections of the Form SB-2/A3 referencing royalty obligations to Mr. Dupont have been revised to clarify the foregoing.

43.           The liability for the under-funded payroll obligation is included in “Payroll taxes payable” of $183,470 at December 31, 2005 and an estimated $15,000 of penalties and interest is included in “Accounts payable and accrued expenses.”  Since these were not contingent liabilities, but were recorded, SFAS 5 does not apply.

44.           UAI has made no accrual for any claims, obligations, etc. of AMUC other than those already paid or otherwise satisfied because it is not aware of any such claims as of the date of the filing.

Part II

Recent Sales of Unregistered Securities

45.           All written agreements relating to issuance of securities described in the RECENT SALES OF UNREGISTERED SECURITIES section of the Form SB-2/A3 have been filed as exhibits including the $2,000,000 Private Placement Memorandum of Understanding and Subscription Agreement pursuant to which we issued a total of 20,000,000 shares of restricted common stock to 1080 Investment Group (See Exhibit 4.1) and the Memorandums of Understanding relating to issuances of shares to James McGowen, Nathan Graves, Marian Nicastro and John Scott (see Exhibits 4.2, 4.3, 4.4, and 4.5).

46.           The form of warrant referenced in Section 2(b) of the Amended Master Financing Agreement Between PacifiCorp Funding Partners Trust and Utilicraft Aerospace Industries, Inc. dated effective as of September 12, 2005 was not attached to the agreement as originally executed. The parties have since agreed on the forms that should have been attached and Exhibit 10.18 has been refiled with the Form SB-2/A3 with the forms of warrants attached. (see Form SB-2/A3 Exhibit 10.18).

Undertakings

47.           The “Undertakings” in the UAI Form SB-2/A3 include the new undertaking set forth in Item 512(a)(4) of Regulation S-B, as revised by SEC Release 33-8591.

Please let us know if you should require any further information.

Very truly yours,

/s/Phillip W. Offill, Jr.

Phillip W. Offill, Jr.

Enclosures

cc:           Mr. John J. Dupont